NOTIFICATION OF RELATED-PARTY TRANSACTIONS

Parties	Construtora Norberto Odebrecht S.A. (CNO) and Braskem S.A. (Braskem)
Relationship with the issuer	Braskem and CNO are both subsidiaries of Odebrecht S.A.
Purpose

The parties entered into an Alliance Agreement on May 26, 2014, which contains the general conditions for the rendering of engineering, construction and design services and other activities (ACTIVITIES) to be executed by CNO during conservation and maintenance shutdowns, as well as expansions or modifications of industrial units.

The services are contracted through Specific Activity Agreements (TAE’s), which are signed for each specific demand.

The TAE’s are drafted by an Integrated Project Team formed by representatives from both Parties, which defines the conditions for the execution of each ACTIVITY, which provides for: i) the financial schedule of the activities; ii) the composition of the costs, contingency amounts and price of the activities; iii) the responsibilities matrix of the activities; iv) the work instructions related to the activities; v) the assumptions used to determine the costs, prices and completion dates of the activities; vi) the guaranties and responsibilities related to the activities, as well as any other specifications and details related to the execution of the ACTIVITIES.

The amount of each TAE includes all costs to be incurred with the performance of the services to be rendered by CNO, including any costs with third parties that may be contracted to provide materials and services, as well as CNO’s remuneration, which must be the subject-matter of a rendering of accounts at the end of each agreement. CNO’s remuneration for the execution of the TAE’s under the Alliance Agreement is limited to R$121 million. Such remuneration is calculated as a percentage of the value of the agreement, in accordance with the type of service to be rendered and the payment of a bonus or discount due to penalties that may be determined between the Final Price and the Target-Price.

Based on this system, the total contracted value based on the Alliance Agreement resulting from the sum of the set of TAE’s is determined only at the end of the term of the Alliance Agreement. If the ceiling of CNO’s remuneration mentioned above is reached before the end of the Alliance Agreement, a new contract must be negotiated between the parties.

The scope of the TAEs entered into in December is detailed in the following item (Main terms and conditions).

Main terms and conditions

TAE 038:

Scope: Construction, Assembly and Commissioning of the Basic Petrochemicals Units of Braskem in the Petrochemical Complex of Capuava/SP to change unit UNIB-3, including equipment supply by CNO.

Duration: from Dec. 14, 2015 to Oct. 31, 2016, extended through Jun. 30, 2017 (TAE 038 Amendment).

Price of TAE 038: seven million, ninety-eight thousand, five hundred forty-nine reais and one centavo (R$7,089,549.01).

TAE 039:

Scope: Construction, Electromechanical Assembly, Commissioning, Startup Support and Assisted Operation services to be executed in the implementation of project PJ-0600721 – Processing of Imported Ethane at UNIB/BA.

Duration: from Dec. 23, 2016 to Mar. 30, 2018.

Price of TAE 039: eighty-seven million, one hundred and eleven thousand, nine hundred thirty-seven reais and one centavo (R$87,111,937.01).

TAE 064:

Scope: Construction and Industrial Assembly services related to the Repowering of Furnace BA-202 at the Basic Petrochemicals Unit in the city of Santo André – SP.

Duration: from Dec. 27, 2016 to Apr. 26, 2017.

Price of TAE 064: one million, two hundred fifty-five thousand, one hundred ninety-nine reais and twenty-nine centavos (R$1,255,199.29).

The main terms and conditions under said Alliance Agreement were approved in PD.CA/BAK-03/2014, during a meeting of the Board of Directors of Braskem held on May 7, 2014.

Execution date of TAE’s	Execution of the Amendment to TAE 038: Dec. 23, 2016 (TAE 038 was entered into on Dec. 14, 2015) Execution of TAE 039: Dec. 23, 2016 Execution of TAE 064: Dec. 23, 2016
Any participation by the counterparty, its partners or managers in the issuer’s decision-making process or in the negotiation of the transaction as representatives of the issuer

The Alliance Agreement, which provides for the execution of the TAE’s, was considered and voted on by the Board of Directors of Braskem S.A., whose composition includes three members (one sitting and two alternate members) in common with the Board of Directors of CNO. However, such managers did not participate in the negotiation of the transaction as representatives of the issuer.

Detailed justification of the reasons why the management of the issuer believes the transaction was carried out on an arm’s length basis or involves adequate compensatory payment

The commercial conditions established by said TAE were based on industry standards, considering the volumes contracted and technical conditions. Braskem conducted a comparative analysis of its routine agreements, maintenance shutdown agreements and market proposals, in particular, an analysis of labor costs, charges, contractual management fees and profit, and the CNO proposal was deemed technically and commercially competitive. Furthermore, the execution of the Services require compliance with rigorous cost and deadline targets, as well as with high quality and productivity technical standards, including rigorous compliance with environmental, health and safety standards, and CNO fulfilled all requirements. CNO holds long experience in executing the Services under other previous alliance agreements, with its performance reviews always very positive.

The decision-making process involved an analysis and negotiation of the proposal prepared by CNO by the respective Executive Officers of Braskem.